Exhibit 23(a)
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Motorola, Inc.:
We consent to the use of our reports dated February 28, 2006, with respect to the consolidated balance sheets of Motorola, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, and the effectiveness of internal control over financial reporting as of December 31, 2005, incorporated herein by reference.
/s/ KPMG LLP

Chicago, Illinois
May 1, 2006